SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                               ----------------
                                 SCHEDULE 13D
                                Amendment No. 3
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                                 RULE 13d-2(a)

                              Gasco Energy, Inc.
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                               (Name of Issuer)

                    Common Stock, par value $0.01 per share
 ------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   367220100
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                                (CUSIP Number)

       Kathryn H. Smith, 114 John St. Greenwich, CT 06831 (203) 861-7525
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 20, 2002
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            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                        (Continued on following pages)
                              (Page 1 of 5 Pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367220100                  13D                       Page 2 of 5 Pages

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1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Richard C. McKenzie, Jr.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) [ x] (b) [ ]
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3    SEC USE ONLY

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4    SOURCE   OF FUNDS*
      PF
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
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6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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                          7    SOLE VOTING POWER
     NUMBER OF                      4,591,400
     SHARES             -----------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
     OWNED BY                       599,600
     EACH               -----------------------------------------------
     REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON WITH                    4,591,400
                        -----------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                    599,600
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        5,126,000
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.3%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------------

CUSIP No. 367220100                 13D                        Page 3 of 5 Pages

------------------------------------------------------------------------------
1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Margaret Byrne McKenzie
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [ x]
       (b)  [  ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4   SOURCE   OF FUNDS*
     PF
------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
     NUMBER OF                       15,000
     SHARES             -----------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
     OWNED BY                       599,600
     EACH               -----------------------------------------------
     REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON WITH                    15,000
                        -----------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                    599,600
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,126,000
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.3%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       IN
------------------------------------------------------------------------------

CUSIP No. 367220100                    13D                    Page 4 of 5 Pages

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1     NAME OF REPORTING PERSONS:  Seven Bridges Foundation, Inc.

      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 06-1498953
------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a)  [x ]
       (b)  [  ]
------------------------------------------------------------------------------
3    SEC USE ONLY

------------------------------------------------------------------------------
4    SOURCE   OF FUNDS*
     WC
------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Connecticut
------------------------------------------------------------------------------
                          7    SOLE VOTING POWER
     NUMBER OF                       10,000
     SHARES             -----------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER
     OWNED BY                        0
     EACH               -----------------------------------------------
     REPORTING            9    SOLE DISPOSITIVE POWER
     PERSON WITH                     10,000
                        -----------------------------------------------
                          10   SHARED DISPOSITIVE POWER
                                     0
------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,126,000
------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]

------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       12.3%
------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       CO
------------------------------------------------------------------------------

         This Amendment No. 3 amends and supplements the Schedule 13D as filed on August 28, 2002 and amended on September 19, 2002 and October 15, 2002 (the "13D") with respect to the shares of common stock, par value $1.00 per share (the "Common Stock"), of Gasco Energy, Inc. a Nevada corporation (the "Company"). The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

Item 4.           Purpose of Transaction

         Item 4 of the 13D is hereby amended and supplemented by adding the following paragraphs before the final paragraph thereof.

         On December 20, 2002, the Company filed with the SEC a prospectus in connection with the sale from time to time of certain shares of Common Stock for the account of its stockholders. Such prospectus provides that, from time to time, Mr. McKenzie may sell up to 1,000,000 of his shares of Common Stock thereunder.

         On January 10, 2003, Mr. McKenzie entered into a confidentiality agreement with the Company, with respect to confidential information provided to Mr. McKenzie in connection with his consideration of a private purchase of securities of the Company. A copy of such agreement is filed herewith as
Exhibit 10.1 and is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Item 6 of the 13D is hereby amended and restated in its entirety as follows:

         On December 20, 2002, the Company filed with the SEC a prospectus in connection with the sale from time to time of certain shares of Common Stock for the account of its stockholders. Such prospectus provides that, from time to time, Mr. McKenzie may sell up to 1,000,000 of his shares of Common Stock thereunder.

         On January 10, 2003, Mr. McKenzie entered into a confidentiality agreement with the Company, with respect to confidential information provided to Mr. McKenzie in connection with his consideration of a private purchase of securities of the Company. A copy of such agreement is filed herewith as
Exhibit 10.1 and is incorporated herein by reference.

         Except as described in the preceding paragraphs, Mr. McKenzie has no contracts, arrangements, understandings or relationships required to be disclosed in this Item 6.

Item 7.  Material to be Filed as Exhibits.

10.1 Confidentiality Agreement, dated January 10, 2003, between Richard C. McKenzie, Jr. and Gasco Energy, Inc.

                                   SIGNATURE

         After reasonable inquiry and to the best of his or her knowledge and belief, each of the persons below certifies that the information set forth in this statement is true, complete and correct.

Dated as of:  January 21, 2003


Richard C. McKenzie, Jr.


/s/  Kathy Smith
----------------------------
Kathy Smith
Attorney


Margaret Byrne McKenzie

/s/  Kathy Smith
----------------------------
Kathy Smith
Attorney



SEVEN BRIDGES FOUNDATION, INC.

By:

/s/  Kathy Smith
----------------------------
Name:     Kathy Smith
Title:    Executive Director

Exhibit 10.1

                                 [Gasco Logo]
                            Non Public Information
                           Confidentiality Agreement

Gasco Energy, Inc. ("we" or the "Company") is negotiating with you with respect to a private sale to you of Company securities. In that connection, we will be showing and telling you about our interests, prospects and business plan. This information may include, but is not limited to, oral and written information about drilling or production projects and financial projections, and the Company may furnish data and information in one session or on an ongoing basis.


All of the information to be revealed to you about our interests, prospects and business plan, as well as concerning our assets, liabilities and financing sources, are deemed to be confidential and proprietary. Such confidential information may also consist of profit or loss forecasts and interim financial information not yet available to the public.


It is agreed that for purposes of this agreement 'confidential information' does not include (i) information of which you can demonstrate knowledge prior to the date of this Agreement, (ii) information which is publicly available prior to this Agreement, (iii) information which through no action of yours becomes public or is disclosed to you from another source after the execution of this Agreement, provided that such source is not bound by a confidentiality agreement with the Company, and/or (iv) information which, through the passage of time or otherwise, becomes untrue or irrelevant after the date of this Agreement (such as financial projections, production forecasts and similar information).


You agree that (i) any confidential information provided to you will be held strictly confidential and not disclosed to anyone without a need to know and who has not signed a confidentiality agreement with the Company; and (ii) no purchases or sales of the securities of the Company will be made or encouraged by you during the time you possess material non-public confidential information prior to its disclosure to the public by means of press release or otherwise. Without limiting your obligations hereunder, the Company hereby agrees to make "public disclosure," as such term is defined in Rule 101 of Regulation F-D under the Securities Exchange Act of 1934, as amended, of any material non-public information disclosed to you in the form of 'confidential information' within 2 business days following the closing of the private sale of securities contemplated by this Agreement, if such sale occurs.

Upon the request of the Company, you will promptly deliver to the Company any copies of confidential information, including your notes and extracts thereof and you shall certify to the Company in writing the destruction of all analyses, projections, and other work product derived from or relating to the confidential information given to you.

It is understood and agreed that money damages would not be sufficient remedy for any breach of this Agreement by you and that the Company shall be entitled to specific performance as a remedy for any such breach. Such remedy shall not be deemed to be the exclusive remedy for your breach of this Agreement but shall be in addition to all other remedies available at law or equity to the Company.

It is further understood and agreed that no failure or delay by the Company in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any right, power or privilege hereunder.

This Agreement shall be governed by the laws of the State of Colorado without regard to conflict of law principles, and you submit to the nonexclusive jurisdiction of and venue in any federal or state court sitting in Colorado in any action or proceedings arising out of or relating to this Agreement.

If you agree with the foregoing, please sign and return the enclosed duplicate original of this letter, which will constitute our agreement with respect to the subject matter of this letter.

Very truly yours,

Gasco Energy, Inc.

By:  /s/ Mark A. Erickson
     ---------------------------
Its:  President and CEO


ACCEPTED AND AGREED as of  January 10, 2003


By:  Richard C. McKenzie, Jr.
    /s/ Richard C. McKenzie, Jr.
    ----------------------------